              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 12b-25
                                                               SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING               0-26288

                                 FORM 10-K                       CUSIP NUMBER
                                                                  21220B 10 5
                       For Period Ended: June 30, 1997

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                            CONTOUR MEDICAL, INC.
                           -----------------------
                           Full Name of Registrant

                               Not Applicable
                          -------------------------
                          Former Name if Applicable

                             3340 Scherer Drive
           --------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                       St. Petersburg, Florida  33716
                       -------------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in a Report on Form 8-K, on August 14, 1997 the Company's independent auditors resigned. As a result, the Company was required to locate and engage new independent auditors to audit the Company's financial statements for the year ended June 30, 1997, and also reaudit the financial statements for the year ended June 30, 1996. Due to the complexity of the audits, the Company has been unable to provide the new auditors with all of the information and documentation needed in sufficient time to file the Form 10-K by the current due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Jon D. Sawyer                 303/893-2300
               -------------          -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

     An explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, the reasons why a reasonable estimate of the results cannot be made, are as follows:

Sales increased from $4,540,000 during the fiscal year ended June 30, 1996 to approximately $54,491,000 during the fiscal year ended June 30, 1997. Approximately $9,945,000 of the increase resulted from sales by its AmeriDyne subsidiary, and approximatley $26,757,000 from sales by its Atlantic Medical Supply subsidiary. The Company acquired all of the outstanding stock of AmeriDyne effective March 1, 1996; therefore only four months of AmeriDyne's operations were included in the financial statements for the year ended June 30, 1996. The Company acquired Atlantic Medical Supply effective July 1, 1996; therefore, no operations of Atlantic Medical Supply are included in the Company's financial statements for the fiscal year ended June 30, 1996.

The audit of the operating statements for the fiscal year ended June 30, 1997 has not been completed and adjustments which may have a material effect on net income may still be made. As a result, an estimate of net income for this period is not yet available. During the fiscal year ended June 30, 1996, the Company had net income of $527,000.

------------------------------------------------------------------------------

                           CONTOUR MEDICAL, INC.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     CONTOUR MEDICAL, INC.

                                     By:/s/ Mark W. Partin
                                       Mark W. Partin, Vice President-Finance
Date: September 29, 1997

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]